SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 25, 2005

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

October 25, 2005

By:      /s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Benefits From Full Quarter of Higher Coal Prices”

99.1

“Certification Under Rule 13a-14(a)”

99.2

“Certification Pursuant to 18 U.S.C. Section 1350

99.3

October 25, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated October 25, 2005

Dear Sir or Madam:

On behalf of Fording Canadian Coal Trust  transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

/s/ James F. Jones

James F. Jones

Corporate Secretary

Attachments